UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

General Form for Registration of Securities Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

HyOrc Corporation (OTCID: HYOR)

State of Registration: Wyoming. EIN: 91-1910791

Address: 3050 Post Oak Boulevard, Suite 510-Q60, Houston, TX 77056

Telephone: (281) 532 9034

The Company is registering its common stock, par value $0.001 per share, under Section 12(g) of the Exchange Act

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☒

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1. BUSINESS

Overview

HyOrc Corporation (“HyOrc,” “we,” “our,” or the “Company”) is a Wyoming corporation engaged in the research, development, and commercialization of clean-energy technologies designed to decarbonize heavy-duty transport, industrial power generation, and distributed energy applications. Our mission is to develop commercially viable alternatives to diesel engines and fossil fuels, with a focus on hydrogen, methanol, and waste-to-energy solutions.

Our business is structured around three primary technology and market verticals:

1.	Green Methanol Production – producing green methanol from waste, targeting shipping and fuel blending markets.

2.	Hydrogen Power Systems – developing modular hydrogen-fuelled ORC (Organic Rankine Cycle) engines for off-grid power and pay-as-you-go (“PAYG”) deployment.

3.	Hydrogen Locomotive Retrofits – converting existing diesel locomotives to hydrogen or natural gas fuelled systems.

Through our wholly owned subsidiary, SRE Power, Inc., we also developed a 2MW geothermal power plant in Biliran, Philippines. While that facility is currently offline due to legal disputes with counterparties, it demonstrates our technical execution capability in building power plants under challenging conditions.

Corporate History

The Company was originally incorporated in Nevada in 1998 as Asia Properties, Inc. (“ASPZ”), focused initially on unrelated businesses. The company was re-domiciled in Wyoming in 2019. In August 2024, ASPZ completed a reverse merger with SRE Power, Inc., a renewable energy company with a history of geothermal project development and hydrogen combustion technologies. As part of the transaction, ASPZ was renamed HyOrc Corporation. Following the merger, former SRE shareholders became the controlling shareholders of HyOrc.

This merger provided HyOrc with:

●	Operational experience in power plant construction.

●	A platform to commercialize engine and clean fuel technologies.

●	A publicly traded vehicle to access capital markets.

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Technology Platform

HyOrc’s core innovation is its External Combustion Technology (ECT), which can integrate with ORC turbines. Unlike conventional internal combustion engines or fuel cells, the ECT engine can run on multiple fuels while maintaining high efficiency and durability.

Key features include:

●	Fuel Flexibility: Operates on hydrogen, LPG, natural gas, biogas, or syngas.

●	Hydrogen Tolerance: Achieves >45% efficiency even with hydrogen purity as low as 97%, whereas PEM fuel cells typically require >99.9%.

●	Durability: Stable efficiency over long operating hours, compared with efficiency degradation in PEM fuel cells.

●	Cost Competitiveness: Comparable total cost of ownership to diesel engines, but with zero emissions when operating on hydrogen.

In addition to the ECT engine, HyOrc has developed intellectual property for waste-to-methanol production. This technology gasifies municipal solid waste and catalytically converts syngas into methanol. Methanol is an established global commodity chemical, increasingly adopted as a green fuel for shipping and aviation.

Principal Business Lines

HyOrc operates through three integrated business areas:

1.	Development of waste-to-methanol, hydrogen, and clean-fuel infrastructure projects
2.	Commercialization of external-combustion and multi-fuel engine technology
3.	Existing revenue-generating operations through SRE Power

Revenue and customers:

For fiscal year 2024, HyOrc generated revenue primarily from operation & maintenance services, share of electricity sales revenues, and technical services provided through its subsidiary SRE Power, Inc. under the Project Funding, Build and Transfer (PFBT) Agreement with Biliran Geothermal, Inc. (BGI). Revenue recognized during that period related to O&M activities, electricity sales, and technical services performed under the agreement.

During 2025, the Biliran 2 MW geothermal power plant was offline due to an ongoing legal dispute between SRE Power and BGI. SRE Power is actively pursuing a recovery and enforcement strategy with external legal counsel. As a result of the plant being offline, no material revenue was recognized during the 2025 interim period. This operational status, and the resulting impact on revenue, is fully disclosed and reconciled with the prior-year revenue.

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1. Green Methanol Production

●	Market Context: The International Maritime Organization (IMO) has mandated carbon reduction in global shipping. Green methanol is emerging as a favored solution, with major shipping lines announcing large methanol-powered fleet orders. Aviation regulators are also exploring methanol-based synthetic fuels.

●	HyOrc Projects: The Company is advancing development of a green methanol project in Portugal based on HyOrc’s proprietary waste-to-methanol technology. HyOrc has entered into a joint venture agreement with Start Lda for the development of waste-to-methanol facilities in Portugal, starting with an 8 tonne per day (TPD) methanol pilot facility in Porto, where HyOrc will fund and provide technology for the project, and Start Lda will provide processed municipal waste as feedstock, land, permits and off-takers. The company plans to expand from 8 TPD to 80 TPD after successful installation of the pilot plant. Binding off-take agreements are under negotiation.

●	The agreement is material to the Company and has been filed as an exhibit to the Form 10.

●	Competitive Advantage: HyOrc’s process leverages waste as a feedstock, reducing reliance on costly green hydrogen inputs and addressing municipal waste management challenges.

2. PAYG Hydrogen Power Systems

●	Market Context: Critical infrastructure such as ports, hospitals, and data centers require zero-emission, reliable backup or off-grid power. Existing fuel cell solutions face challenges in cost, durability, and hydrogen purity requirements.

●	HyOrc Solution: Modular PAYG hydrogen power units powered by our ECT engine. Customers purchase electricity on a pay-as-you-go model, minimizing upfront CAPEX.

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●	Pilot Projects: HyOrc is seeking pilot deployments in California (e.g., Port of Long Beach) and the EU.

●	Competitive Advantage: Higher efficiency than fuel cells over time, lower total cost of ownership, and multi-fuel security.

3. Hydrogen Locomotive Retrofits

●	Market Context: Rail is a major contributor to transportation emissions. Europe alone has more than 15,000 diesel locomotives in need of decarbonization. India, with its massive rail network, is aggressively pursuing hydrogen pilots.

●	HyOrc Solution: Retrofit kits replacing diesel engines with hydrogen-fueled ECT turbines.

●	Progress to Date:

◌	Advanced proposals submitted to Banaras Locomotive Works (BLW) of Indian Railways for retrofitting the first of 1,500 diesel locomotives.

◌	Initiatives under discussion with EU, UK & US partners for a fleet retrofit program.

●	Competitive Advantage: Retrofit approach allows reuse of rolling stock at lower cost than purchasing new locomotives.

4. Geothermal Legacy Asset

●	Through SRE, HyOrc developed a 2MW geothermal power plant in Biliran, Philippines, completed in September 2023.

●	The plant has remained offline since October 2024 due to a legal dispute with our counterparty. SRE Power retains economic rights and is pursuing legal remedies.

●	Classified as Work-in-Progress on the balance sheet, with potential future recovery.

BGI / PFBT Agreement:

The PFBT Agreement is a 25-year contract under which SRE Power finances, builds, commissions, and operates geothermal power facilities for BGI, beginning with a 2 MW module commissioned in 2023.

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Revenue under the agreement consists of:

●	Operation & Maintenance fees

●	Technical services fees

●	A contractual share of electricity generation revenues

The agreement is material to the Company and has been filed as an exhibit to the Form 10.

Intellectual Property

HyOrc’s IP portfolio includes:

●	Patents filed/granted in India covering hydrogen engines, waste-to-methanol processes, and locomotive retrofits.

●	Patent Cooperation Treaty (PCT) extensions into the United States and European Union, currently under review.

●	Trade secrets relating to catalytic conversion and system integration.

Competition

Our competitors fall into several categories:

●	Fuel Cells (PEMFC, SOFC): Compete in hydrogen applications, but face challenges with purity requirements, high CAPEX, and limited lifespan.

●	Battery-Electric Solutions: Effective in light vehicles and short-range applications but impractical for heavy trucks, locomotives, or long-haul shipping.

●	Conventional ICEs: Diesel and natural gas engines remain entrenched but are rapidly facing regulatory phase out in multiple jurisdictions as they cannot economically run with very low or zero greenhouse emissions required to achieve net zero needed to stabilise and reverse climate change. HyOrc differentiates through efficiency, durability, fuel flexibility, and lower lifecycle cost.

Regulatory Environment

HyOrc operates in industries subject to evolving regulations:

●	Shipping: IMO 2023 regulations require significant CO2 reductions.

●	Aviation: ICAO CORSIA program driving demand for sustainable aviation fuels.

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●	Power Generation: Renewable portfolio standards and carbon pricing schemes in the EU and U.S. create tailwinds for hydrogen and methanol.

●	Rail: India and EU have launched hydrogen locomotive initiatives.

Growth Strategy

HyOrc intends to:

●	Secure long-term offtake agreements for green methanol.

●	Deploy PAYG hydrogen pilots in ports and critical infrastructure.

●	Close locomotive retrofit agreements in India and the EU.

●	Pursue uplisting opportunities, subject to meeting applicable listing requirements.

●	Expand patent portfolio globally.

ITEM 1A. RISK FACTORS

An investment in our common stock involves significant risks. Investors should carefully consider the risks described below, together with the other information included in this Form 10, before making an investment decision. Any of the following risks could materially and adversely affect our business, financial condition, results of operations, and prospects.

Going Concern and Liquidity Risks

We have incurred recurring operating losses since inception, including a net loss of $1.63 million in 2024. As of December 31, 2024, we had an accumulated deficit of $8.2 million. Our auditors have included a going concern emphasis in their report. Unless we can secure additional financing in the near term, we may be unable to continue our operations as planned. There is no assurance that such financing will be available on acceptable terms or at all.

Dependence on Access to Capital

Our business strategy requires significant capital expenditures for R&D, manufacturing, and commercialization of our hydrogen engines and methanol projects. We estimate that we will need to raise at least $5 million over the next 24 months to achieve our objectives. If we cannot raise sufficient capital, we may have to delay or reduce the scope of our projects, which would adversely affect our growth prospects.

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Dilution of Shareholders

We expect to finance future operations primarily through the issuance of equity or equity-linked securities. Any such issuances will dilute existing shareholders. Because we are currently an OTCID company with limited trading volume, new financings may be highly dilutive. However, our capital-intensive core projects are planned for execution via project financing and are structured in such a way to avoid dilution.

Early Stage of Commercialization

Our hydrogen engine technology and waste-to-methanol processes are in the pilot or development stage. Commercial adoption depends on successful scale-up, demonstration projects, and customer acceptance. If we are unable to prove reliability and cost-effectiveness at commercial scale, our business could fail to gain traction.

Technology and Development Risks

While we believe our technology offers advantages over fuel cells and batteries, it remains unproven at scale in commercial operations. Unexpected technical challenges could delay or prevent commercialization. Competing technologies may also advance more rapidly than anticipated, reducing our competitive advantage.

Reliance on Third-Party Manufacturing and Partners

We currently do not operate large-scale manufacturing facilities. Our business plan contemplates reliance on third-party manufacturers, such as Toyo Denki, Leroy Somer, Siemens, Kirloskar, RJ Italia, John Crane, Crompton, and Schneider for production of engines and components. If these manufacturers cannot deliver to our specifications or within agreed timelines, our operations will be adversely affected.

Counterparty Risks – Biliran Project

Through SRE Power, we constructed a 2MW geothermal plant in Biliran, Philippines. The plant is currently offline due to legal dispute for which we are pursuing legal remedies, but the outcome is uncertain. Our inability to recover value from this project could negatively impact our financial condition.

Customer Concentration and Project Risks

Our near-term opportunities involve large projects, such as locomotive retrofits with Indian Railways and methanol plants in Europe. If we fail to secure or execute these projects, our revenue generation could be delayed for years. In addition, delays, cost overruns, or cancellations could materially harm our financial position.

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Market Adoption Risks

The success of our products depends on adoption by customers who have historically relied on diesel, natural gas, or grid power. Customers may be reluctant to adopt new technologies due to perceived risk, cost, or lack of familiarity. If adoption is slower than anticipated, our revenue and growth will be adversely affected.

Competitive Risks

We compete against established technologies including: (i) PEM fuel cells, supported by significant investment; (ii) battery-electric systems; and (iii) conventional diesel and gas engines. Many of our competitors have greater financial, technical, and manufacturing resources than we do. If these competitors succeed in improving efficiency or lowering costs, our products may not achieve significant market share.

Regulatory and Policy Risks

Our operations are subject to complex and evolving regulations across multiple jurisdictions. For example, methanol projects depend on renewable fuel standards in the EU, while hydrogen deployment depends on government incentives and mandates in India and Europe. Changes in political priorities or reductions in incentives could materially impact demand for our products.

Intellectual Property Risks

Our competitive advantage depends on our patents and proprietary technology. While we have secured patents in India and filed PCT extensions in the U.S. and EU, there is no assurance that additional patents will be granted or that existing patents will not be challenged. Competitors may develop similar technology that circumvents our IP. Enforcement of IP rights is costly and uncertain, particularly in emerging markets.

Supply Chain Risks

Our technology depends on the availability of high-grade materials, catalysts, and components. Disruptions in global supply chains—such as shortages of metals, electronics, or catalysts—could increase costs or delay projects.

Geopolitical Risks

Our projects span multiple jurisdictions including the Philippines, India, the EU, and the United States. Political instability, changes in trade policies, or currency fluctuations in these regions could negatively affect operations.

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Management and Key Personnel Risks

We are highly dependent on a small group of executives and technical leaders. The loss of any key personnel, particularly our CEO or CTO, could harm our ability to execute our strategy. We currently have limited bench strength and may struggle to recruit qualified personnel.

Risks of Operating as a Public Company

As a public company, we are subject to SEC reporting requirements and associated costs. We are pursuing uplisting opportunities, subject to meeting applicable listing requirements. Failure to successfully uplist could limit liquidity, reduce investor interest, and impair our ability to raise capital.

Share Price Volatility

Our common stock has experienced, and may continue to experience, extreme price volatility and low trading volume. The market price of our stock may be influenced by announcements regarding project milestones, financing events, or litigation. Such volatility may discourage institutional investors from participating.

Litigation and Legal Risks

We are engaged in disputes concerning the Biliran project. Litigation is costly, time-consuming, and uncertain. Adverse rulings could materially affect our financial position.

Cybersecurity and IT Risks

Our operations and intellectual property are dependent on digital systems. A cyberattack or data breach could result in the theft of proprietary technology or disruption of our operations.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements for the years ended December 31, 2023, and 2024, and the related notes thereto, which are included elsewhere in this Form 10. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements due to factors set forth in “Risk Factors” and elsewhere in this Form 10.

Overview

HyOrc Corporation is in the development and early commercialization phase of its clean-energy technology business. Our 2024 financial results reflect the first year of revenue recognition, primarily from technical services provided through our subsidiary SRE Power. The Company also incurred significant expenses related to research and development, legal proceedings, and the reverse merger transaction with SRE.

Expansion of our business is capital intensive, and we expect to continue to incur operating losses in the near term as we build infrastructure, develop pilot projects, and pursue commercialization of our hydrogen engines, waste-to-methanol technology, and locomotive retrofit systems.

Results of Operations

Fiscal Year Ended December 31, 2024, Compared to Fiscal Year Ended December 31, 2023

●	Revenues:

In 2024, we generated revenues of approximately $617,000, primarily from technical service contracts related to SRE Power’s geothermal power station project. In contrast, we recorded no revenues in 2023.

●	Operating Expenses:

Operating expenses increased significantly to approximately $2.2 million in 2024 from $63,000 in 2023. The increase reflects higher R&D and equipment expenditures, legal and professional fees associated with litigation and the merger and expanded corporate governance costs.

●	Net Loss:

Net loss for 2024 was approximately $1.63 million, compared to a net loss of $63,000 in 2023. The increase reflects the scaling of operations, investment in technology, and legal/professional expenses.

●	Balance Sheet Highlights:

Total assets increased to approximately $22.2 million at December 31, 2024, compared to $6.5 million at December 31, 2023. The increase is primarily attributable to recognition of intangible assets and goodwill from the reverse merger, as well as classification of the Biliran plant contract asset as a non-current asset. Liabilities remained modest, reflecting limited use of debt financing.

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Liquidity and Capital Resources

As of September 30, 2025, we had limited cash resources and remain dependent on external financing to fund operations. Subsequent to year-end, we raised approximately $150,000 through the issuance of common stock to investors. These proceeds provide near-term working capital but are not sufficient for commercialization.

We estimate that we will require at least $5 million in additional capital over the next 24 months to:

●	Develop and construct our first commercial waste-to-methanol facility in Portugal.

●	Advance locomotive retrofit programs with Indian Railways and EU/US partners.

Sources of capital may include project financing, equity issuances, convertible debt, strategic joint ventures, and engineering services. If we are unable to secure financing, we may delay or scale back projects.

Our primary focus is the green methanol pilot plant which is under development in Portugal. In this project we expect to have a 10 year off take agreement as support for our project financing initiatives.

Cash Flows

●	Operating Activities: Net cash used in operating activities was approximately $550,000 in 2024, compared to minimal usage in 2023. The increase reflects higher expenditures related to R&D, litigation, and professional services.

●	Investing Activities: Minimal, other than expenditures related to technology development and project preparation.

●	Financing Activities: Provided cash inflows through equity issuances, including share sales to Richard Oblath, Andrea Magalini and Carl Mueller in 2025.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. Preparation requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, and expenses. Key policies include:

1.	Revenue Recognition (ASC 606) – We recognize revenue when performance obligations are satisfied, which in 2024 primarily related to technical service contracts.

2.	Business Combinations (ASC 805) – The reverse merger with SRE required purchase price allocation and recognition of goodwill and intangible assets.

3.	Impairment of Long-Lived Assets (ASC 360) – We evaluate plant, equipment, and intangible assets for impairment if events indicate carrying amounts may not be recoverable. The Biliran project is classified as Work-in-Progress but not impaired at this time.

4.	Going Concern (ASC 205-40) – Given recurring losses and limited capital, management has evaluated going concern considerations and disclosed the need for additional financing.

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Going Concern Considerations

Our financial statements include an emphasis of matter regarding doubts about our ability to continue as a going concern. While management believes we can raise sufficient funds and secure contracts to support operations, there is no assurance of success.

Outlook

Looking ahead, we are focused on:

●	Advancing our green methanol project in Portugal toward construction and offtake agreements.

●	Securing locomotive retrofit pilots in India, US and Europe.

●	Defending our position in the Biliran dispute to protect shareholder value.

●	Pursue uplisting opportunities, subject to meeting applicable listing requirements.

Management believes these initiatives, if successfully executed, may position the Company for potential revenue generation beginning in or after 2027, subject to successful execution, financing, and market conditions.

ITEM 3. PROPERTIES

Our principal properties are as follows:

1.	Biliran Geothermal Power Plant, Philippines

○	A 2MW geothermal power facility constructed by our subsidiary, SRE Power, completed in September 2023.

○	Classified as Work-in-Progress as of December 31, 2024, due to a legal dispute.

○	Beneficial ownership remains with SRE, though formal transfer to Biliran Geothermal Inc. has not yet occurred due to disputes.

2.	Corporate Headquarters – Houston, Texas

○	Our corporate office is located at 3050 Post Oak Boulevard, Suite 510-Q60, Houston, Texas.

○	The office is leased on a short-term basis.

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3.	R&D and Engineering Facilities – India

Through SRE Power and technology partner Vaigunth Enertek, we operate engineering and prototyping facilities in India, focused on waste-to-energy, hydrogen engine development and ORC systems.

Vaigunth Enertek is an independent engineering and fabrication company located in India that has historically provided manufacturing, prototyping, testing, and engineering support services to SRE Power and its affiliates.

HyOrc does not own or lease Vaigunth Enertek’s facilities. The relationship consists of:

●	Fabrication and testing of prototype components
●	Engineering and R&D support
●	Limited manufacturing services conducted on a cost basis

HyOrc does not derive revenue from the operation of Vaigunth Enertek’s facilities, nor are those facilities considered Company-owned properties.

4.	Planned Green Methanol Project Sites – Portugal and Europe-wide

HyOrc has entered into a joint venture agreement with Start Lda for the development of waste-to-methanol facilities in Portugal. Certain commercial arrangements, including long-term offtake agreements, remain subject to definitive documentation

The joint venture plans for the development of a pilot 8 tonne per day (TPD) methanol production facility in Porto, where HyOrc will provide technology for the project, and Start Lda will provide feedstock, land, permits and green methanol off-takers.

The company plans to expand in phases from 8 TPD to 400 TPD after successful installation of the pilot plant.

The agreement is material to the Company and has been filed as an exhibit to the Form 10.

HyOrc has agreed in principle on commercial terms with a rated biodiesel producer in Portugal, to supply them for a period of 10 years, with the entire methanol production from HyOrc’s pilot plant scheduled to produce 8 tonnes of methanol per day. Binding offtake agreements remain subject to execution of definitive documentation.

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ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of December 27, 2025, the Company had 737,089,956 shares of common stock issued and outstanding. The following table sets forth certain information regarding ownership of our common stock by beneficial owners of more than 5%, each director and executive officer, and all directors and officers as a group.

Name	Position	Shares Beneficially Owned	Percentage Ownership
K. Reginald Fubara	CEO & Director	387,577,715	53.25%
Alfonso Sotres	SRE Power Director	183,661,663	25.22%
Lydur Skulason	SRE Power Director	18,366,166	2.52%
James McNaught-Davis	Chairman	—	<1%
Manoharan Sundaralingam	CTO & Director	32,768,712	4.5%
Shinichi Hirano	Director	—	<1%
All officers & directors as a group (6 persons)	—	~85.47%

Beneficial ownership is determined in accordance with SEC rules and includes direct and indirect voting and investment power.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

●	James McNaught-Davis – Chairman of the Board of Directors. Experienced investment professional and business strategist. James is a seasoned private equity professional and venture capitalist with over 40 years in financial markets. He has held senior roles at Partner level at Advent, Warburg Pincus, Deep Energy Capital and WHEB Partners and has led numerous investments in energy and technology companies. He holds an MBA from The Wharton School (University of Pennsylvania) and an MA from Cambridge University.

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●	K. Reginald Fubara – Chief Executive Officer and Director. Reginald drives hydrogen engine innovation for heavy transport, with 25+ years in strategy, clean-tech, and geothermal power. A tech entrepreneur with expertise in software and power plant construction.

●	Manoharan Sundaralingam – Chief Technology Officer and Director. Manoharan, Head of R&D, is a visionary in renewable energy innovation. He has led breakthrough advancements in green fuel alternatives and played a key role in jet engine technology development in India, driving the transition toward sustainable energy solutions.

●	Richard Oblath – Director. Richard Oblath is a global advisor specializing in energy transition, strategy, and corporate transformation. He is non-Exec Chairman of H2 Transition Capital, is a Non-Executive Director at Firmus Energy, and has led over 50 M&A transactions worth up to $10 billion across 15 multiple regions. With leadership roles at Shell and Goodyear, he has extensive experience in managing businesses, JVs, and technology groups. He is a Fellow, Trustee and Executive Board member of the Institute of Materials, Minerals and Mining, a Fellow of the Energy Institute, and also supports education through Nottingham University scholarships plus previously chaired the London Chamber Orchestra Trust.

●	Andrea Magalini – Director. Andrea Magalini is a global leader in power generation and energy efficiency, with 12+ years at United Technologies and Mitsubishi Heavy Industries driving strategy and business development. As General Manager at Turboden, he pioneered industrial heat pumps and expanded ORC technology worldwide. A former McKinsey consultant and academic researcher, Andrea specializes in innovation, international business growth, and sustainable energy solutions, leading with a people-centered, impact-driven approach.

●	Shinichi Hirano – Non-Executive Director. Shinichi Hirano is a 30-year veteran in hydrogen propulsion, with leadership roles at Ford, Mazda, and Hyzon Motors. He led the Ford-Daimler fuel cell alliance and USDRIVE/USCAR teams, collaborating with the U.S. Department of Energy on hydrogen technology advancements.

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Executive Officers

●	K. Reginald Fubara – Chief Executive Officer.

●	Manoharan Sundaralingam – Chief Technology Officer.

●	Andrea Magalini – Director for Business Development.

Each director serves until the next annual meeting of shareholders and until his successor is duly elected and qualified.

Director name	Principal Occupation	Relevant Industry Experience	Other directorships held in the past 5 years
James McNaught-Davis	Non-Executive Chair of HyOrc Corporation Inc’s board of directors, Head of M&A and senior officer of Apex Treasury Corporation Inc, a NASDAQ listed company.	Cleantech venture capital, Energy generation infrastructure, Corporate Finance, Project Finance, Director or senior officer of NASDAQ listed companies

Non-Executive Chairman of Modular Geothermal Power (a Singapore private company), Director of PassivSystems Limited (a UK energy company), Director of DGJ Property (family real estate company), Trustee (i.e. director) of British Youth Opera (a UK charity)

Manoharan Sundaralingam	CTO of HyOrc, Director of Vaigunth Enertek	Renewable energy product development and implementation in various projects since 1997. Head of waste to energy and hydrogen engine development.	Vaigunth Enertek (P) Ltd (India), Green Infra (P) Ltd (India), Lokus Energy (P) Ltd (India), HyOrc India (P) Ltd (India)

K. Reginald Fubara	CEO of HyOrc Corporation	Renewable energy project and product development and implementation in various projects since 2008. Full cycle development, from concept to manufacturing and installation of turbine-based power plants.	SRE Power, Inc (Texas), Symba Renewable Energy Ltd (UK), Symba Renewable Energy Ltd (Iceland), SRE Geothermal Philippines, Inc (Philippines)

Shinichi Hirano	Principle Consultant H-Tech International LLC

Shinichi is a 30-year veteran in hydrogen propulsion, with leadership roles at Ford, Mazda, and Hyzon Motors. He led the Ford-Daimler fuel cell alliance and USDRIVE/USCAR teams, collaborating with the U.S. Department of Energy on hydrogen technology advancements.

H-Tech International LLC

Andrea Magalini	Entrepreneur and cleantech consultant (GPC Energy S.r.l. Italy), President of HyOrc	Cleantech, power and energy, industrial heat pumps, engineering	GPC Energy S.r.l. (Italy)

Richard Oblath	Founder and Chair of Oblath Advisory, Executive Chair of H2Transition Capital LLP then Non-Executive Chair of H2Transition Capital Holdings Ltd.	40 years of increasing seniority global managerial and executive positions, the last 25 years of which was with Shell culminating as VP Downstream Global M&A.	General Partner of H2Transition Capital, Non-Executive Director Boson Energy, Non-Executive Director Kinecx (formally Firmus) Energy

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ITEM 6. EXECUTIVE COMPENSATION

The following table sets forth compensation paid to our executive officers for the fiscal years ended December 31, 2023, and 2024.

Summary Compensation Table

Name & Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
K. Reginald Fubara, CEO	2024	—	—	25,000	—	—	25,000
James McNaught-Davis, Chairman	2024	—	—	25,000	—	—	25,000
Manoharan Sundaralingam, CTO	2024	—	—	25,000	—	—	25,000
Shinichi Hirano, Non-Exec Director	2024	—	—	25,000	—	—	25,000

Director Compensation

All current directors receive compensation of $5,000 per month, payable in restricted shares of common stock.

Indemnification

Under our Articles of Incorporation and Bylaws, we may indemnify directors and officers against expenses and liabilities incurred in connection with service to the fullest extent permitted under Wyoming law. The Company also maintains directors’ and officers’ liability insurance.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

During 2024, the Company engaged in the following related-party transactions:

●	Reverse Merger: In August 2024, the Company completed a reverse merger with SRE Power, Inc. HyOrc issued approximately 655 million shares to the former shareholders of SRE, resulting in a change of control. The largest shareholder following the merger is K. Reginald Fubara, our CEO.

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●	Share Placements: In early 2025, the Company issued 11 million shares of common stock at $0.01 per share, raising $110,000. Investors included Richard Oblath, a current director ($100,000), and Carl Mueller, an external investor ($10,000).

All transactions were reviewed and approved by the Board of Directors. We believe the terms were fair and reasonable to the Company.

Director Independence:

We follow the independence standards of OTC Markets. Several of our directors, including James McNaught-Davis and Richard Oblath, qualify as independent. However, as a development-stage company, we do not yet maintain formal audit or compensation committees.

ITEM 8. LEGAL PROCEEDINGS

The Company and its subsidiary SRE Power, Inc. are engaged in legal disputes concerning the Biliran geothermal power project in the Philippines.

●	Background: The 2MW plant, constructed by SRE in 2023, has remained offline since October 2024 due to a legal dispute with the project counterparties, Biliran Geothermal Inc. (“BGI”) and Nickel Asia Corporation (“NAC”).

●	Claims: SRE alleges breach of contract & fiduciary duty, and bad faith conduct by BGI and NAC. SRE has filed complaints with the Philippines SEC and is preparing litigation seeking damages in excess of $25 million.

●	Status: The Company continues to explore recovery or settlement options, including a potential sale of the plant. No outcome can be assured at this time.

Other than the above, we are not a party to any material pending legal proceedings, nor are our properties subject to such proceedings.

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ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is quoted on the OTCID under the ticker symbol HYOR.

●	Share Price: As of December 27th, 2025, our stock trades at approximately $0.0337 per share.

●	Outstanding Shares: Approximately 737 million shares are issued and outstanding.

●	Market Capitalization: At current prices, this implies a market capitalization of approximately $25 million.

●	Dividend Policy: We have never paid dividends and do not expect to do so in the foreseeable future. We intend to reinvest earnings, if any, into business growth.

Shareholders:

As of December 27, 2025, we had approximately 111 shareholders of record. The actual number of beneficial holders is greater due to shares held in street name through brokerage accounts.

Transfer Agent:

Our transfer agent is Transfer Online, Inc., located in Portland, Oregon.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

We have issued the following unregistered securities during the past two fiscal years, exempt from registration under Section 4(a)(2) of the Securities Act of 1933 and Rule 506 of Regulation D:

●	March 1, 2025: The Company approved and issued an aggregate of 8,871,338 shares of common stock for stock purchases and services rendered, allocated as follows:

○	Klabella Solutions (Guy Russell): 200,000 shares

○	Gerald Anozia: 25,000 shares

○	Neelan Samaratunga: 38,462 shares

○	Nancy White: 226,924 shares

○	James McNaught-Davis (Director): 595,238 shares

○	Shinichi Hirano (Director): 595,238 shares

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○	Manoharan Sundaralingam (Director): 595,238 shares

○	K. Reginald Fubara (CEO): 595,238 shares

○	Carl Mueller (Investor): 1,000,000 shares

○	Richard Oblath (Director): 5,000,000 shares

●	Q1 2025: 11 million shares sold at $0.01 per share for $110,000 in aggregate proceeds.

○	Richard Oblath (Director): 10 million shares ($100,000).

○	Carl Mueller (Investor): 1 million shares ($10,000).

●	August 2025: The Company entered into an agreement with Andrea Magalini (Director) for the sale of 1,500,000 shares at $0.02 per share for proceeds of $30,000. Proceeds were received in August 2025, and the issuance of the shares is scheduled to be completed by the end of the fourth quarter of 2025.

●	August 2024: 655 million shares issued to the shareholders of SRE Power in connection with the reverse merger.

No underwriters were involved in these transactions, and no commissions were paid.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

The Company’s authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.001 per share.

●	Common Stock:

○	As of December 27, 2025, there were 737,089,956 shares issued and outstanding.

○	Each share is entitled to one vote on all matters submitted to shareholders.

○	Holders have no pre-emptive rights, conversion rights, or redemption rights.

○	Subject to Wyoming law, dividends may be declared by the Board but are not expected in the foreseeable future.

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●	Preferred Stock:

○	We are not currently authorized to issue preferred stock.

●	Transfer Agent:

○	Transfer Online, Inc. serves as the Company’s transfer agent.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation and Bylaws provide for indemnification of directors and officers to the fullest extent permitted under Wyoming law. This includes indemnification against expenses, judgments, fines, and amounts paid in settlement incurred in legal proceedings arising from service to the Company, provided the individual acted in good faith and in the best interests of the Company.

The Company also maintains directors’ and officers’ (D&O) liability insurance to protect against certain claims.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The audited consolidated financial statements of HyOrc Corporation and subsidiaries as of and for the years ended December 31, 2023, and 2024, together with the report of independent registered public accounting firm Suri & Co., are incorporated herein fully.

Unaudited interim consolidated financial statements for the nine months ended September 30, 2025, together with comparative unaudited interim consolidated financial statements for the nine months ended September 30, 2024, and an audited consolidated balance sheet as of December 31, 2024, are incorporated herein.

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ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants on accounting or financial disclosure matters during the fiscal years ended December 31, 2023, or December 31, 2024.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Audited consolidated financial statements for the years ended December 31, 2023, and 2024, and related notes thereto, are provided here.

Unaudited interim consolidated financial statements for the nine months ended September 30, 2025, together with comparative unaudited interim consolidated financial statements for the nine months ended September 30, 2024, and an audited consolidated balance sheet as of December 31, 2024, are incorporated herein.

(b) Exhibits

The following exhibits are filed as part of this registration statement:

●	1.0 – Bylaws & Certificate of Incorporation

●	2.0 – Material Agreements

●	3.0 – Board Resolution

●	4.0 - Legal Opinion

●	5.0 – Audited Financial Statements for 2023 & 2024

●	6.0 – Unaudited Interim Financial Statements for September 2025

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

HyOrc Corporation

Date:	December 27th, 2025
By:	/s/ K. Reginald Fubara
K. Reginald Fubara, Chief Executive Officer

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